UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

October 26, 2017

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

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Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

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Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Press release
Paris, 26 October 2017

Not for distribution in the United States of America

Orange signs agreement to acquire Business & Decision and accelerate Orange Business Services’ growth in Data

  •  Orange has agreed to acquire 63.98% of the capital of Business & Decision, an international consulting and systems integration group, listed on Euronext Paris

  •  This acquisition aims to strengthen Orange Business Services’ activities as a data services integrator and operator in France and internationally

Orange today announces the signature of a contract between Network Related Services (an Orange Group subsidiary) and the majority shareholders of Business & Decision (the Bensabat family) concerning the acquisition of 63.98% of the capital of the company.

This acquisition project, which was announced on 18 May 2017, has led to the launch of an information and consultative procedure with employee representative bodies of Network Related Services and of Business & Decision.

The acquisition of a majority stake would be made in cash on the basis of a maximum price of 7.93 euros per share. The transaction is subject to the approval of the relevant competition authorities and the closing of share transfers regarding certain subsidiaries within the Business & Decision group.

Following the acquisition of this majority interest, Orange will file a proposed simplified takeover bid at 7.93 euros per share covering all of the shares it does not already hold in Business & Decision. This offer is pending approval by the French Market Authorities (AMF) and the appointment of an independent expert as required by article 261-1 of the authority’s general regulations. This price represents a premium of 34% compared to the average share price over the 12-month period preceding the announcement of exclusive negotiations.

This acquisition is part of the development strategy of Orange Business Services as a global player in the digital transformation and a leader across the value chain of data services.

“The acquisition of Business & Decision and of its expertise in business intelligence and data science will significantly strengthen Orange Business Services’ operations in data analysis and governance in France and internationally, and will strengthen our knowledge of our customers' businesses, a key lever for accelerating the digital transformation of our enterprise customers,” explains Thierry Bonhomme, Deputy Chief Executive Officer of the Orange Group in charge of Orange Business Services.

“Business & Decision’s staff and customers will benefit from the extent of Orange Business Services’ skills as operator and integrator in the Internet of Things, cloud computing, cybersecurity and applications development, as well as from the global reach of its marketing and sales network to support multinationals throughout the world. Business & Decision’s values, that were so dear to the company’s founder Patrick Bensabat, are focused on the respect of employees and clients. These same values will now contribute to the success of Orange while providing all the expertise and skills of its teams”, says Jean-Louis Didier, Chairman and CEO of Business & Decision.

The deal is expected to close early 2018.

About Orange

Orange is one of the world’s leading telecommunications operators with sales of 40,9 billion euros in 2016 and 153,000 employees worldwide at 30 June 2017, including 94,000 employees in France. Present in 29 countries, the Group has a total customer base of 269 million customers worldwide at 30 June 2017, including 207 million mobile customers and 19 million fixed broadband customers. Orange is also a leading provider of global IT and telecommunication services to multinational companies, under the brand Orange Business Services. In March 2015, the Group presented its new strategic plan “Essentials2020” which places customer experience at the heart of its strategy with the aim of allowing them to benefit fully from the digital universe and the power of its new generation networks.

Orange is listed on Euronext Paris (symbol ORA) and on the New York Stock Exchange (symbol ORAN).

For more information on the internet and on your mobile: www.orange.com, www.orange-business.com or to follow us on Twitter: @orangegrouppr.

Orange and any other Orange product or service names included in this material are trademarks of Orange or Orange Brand Services Limited.

About Business & Decision

Business & Decision, a global consulting and systems integration group, is a leader in Business Intelligence (BI) and CRM, and a major player in e-Business. The Group leverages a unique combination of technical, functional and industry specialisation, as well as partnerships with all of the key software vendors, to deliver maximum-value projects and help clients break through barriers to innovation such as Big Data and digital transformation. Business & Decision operates in 12 countries and employs over 2,500 people in France and worldwide.

For more information, join us on www.group.businessdecision.com

Press contacts:

Orange Group: +33 1 44 44 93 93 Tom Wright; tom.wright@orange.com	Business & Decision: +33 1 56 21 21 20 Safa Baghai; safa.baghai@businessdecision.com
ORANGE

Date: October 26, 2017	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations